UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

On November 15, 2023, Siyata Mobile Inc., a British Columbia (Canada) company that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued its unaudited interim condensed consolidated financial statements as at September 30, 2023 and December 31, 2022, and for the three and nine months ended September 30, 2023 and 2022, a copy of which is attached hereto as Exhibit 99.1 and its Management’s Discussion and Analysis For the Three Month and Nine Months Ended September 30, 2023 as at November 15, 2023, a copy of which is attached hereto as Exhibit 99.2.

The Company issued a press release regarding the financial statements, a copy of which is attached as Exhibit 99.3 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Registrant’s unaudited interim condensed consolidated financial statements as at September 30, 2023 and December 31, 2022, and for the three and nine months ended September 30, 2023 and 2022.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three Month and Nine Months Ended September 30, 2023 as at November 15, 2023.
99.3	Press Release dated November 15, 2023
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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